November 13, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Catherine De Lorenzo and Ms. Dorrie Yale

Re:	Ribbon Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed October 15, 2024 File No. 333-281806

Dear Ms. De Lorenzo and Ms. Yale:

Please find below our responses to the questions raised by the staff of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated November 6, 2024, relating to the above-referenced Registration Statement filed by Ribbon Acquisition Corp. (the “Company” or “we”).

The Company’s responses are numbered to correspond to the staff’s comments.

We have also updated the Registration Statement which is filed with the Commission simultaneously together with this letter.

Cover Page

1.	We note your response to prior comment 27. Provide prominent disclosure about the legal and operational risks associated with a majority of your directors and officers based in or having significant ties to Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page

Response

The Company respectfully submits that it has included disclosure about the legal and operational risks associated with having a majority of directors and officers based in Hong Kong on the cover page and pages 12 to 14 and 113 to 114.

In addition, the Company has also included disclosures related to how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange on the cover page and pages 12 to 14 and 113 to 114.

The Company has also included disclosures related to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations on the cover page and pages 70 to 73.

The Company respectfully submits that our auditor’s headquarters are located in Singapore and such disclosure has been updated on the cover page and page 72.

Prospectus Summary, page 1

2.	In your summary of risk factors, disclose the risks that the majority of your directors and officers being based in or having significant ties to Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China and Hong Kong, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

Response	The Company respectfully submits that it has included disclosures relating to the risk to investors of having the majority of the directors and officers be based in or have significant ties to Hong Kong. Such disclosures have been included starting on page 67 and specifically discussing risks arising from the legal system in China and Hong Kong, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence our search for a target company or completion of our initial business combination at any time, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

3.	Disclose each permission or approval that you or your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether they have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response	The Company respectfully submits that we believe that our officers and directors are not required to obtain permissions or approvals from any PRC government authorities (including neither the CSRC nor the Cyberspace Administration of China) to issue or offer our securities in this offering, to list on a U.S. stock exchange and to operate our business, including searching for a target company. However, we have included disclosures on the cover page and pages 13, 68, 71, 75, 112 and 113 regarding the risk if relevant PRC governmental authorities, including the CSRC, do not reach the same conclusion, or that the CSRC or any other PRC governmental authorities promulgate new rules or new interpretation of the current rules to require us to obtain CSRC or other PRC governmental approvals for this offering or for the initial business combination.

4.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities

Response	The Company respectively submits that disclosures relating to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations have been included on the cover page, and pages 71 to 73.

Effecting a Business Combination, page 6

5.	We note your response to prior comment 5 that insiders will waive their rights to receive liquidating distributions with respect to initial shares and private shares. However, we also note that you have inconsistent disclosures throughout your prospectus. As examples only, you state on page 8 that the initial shares as well as the public shares will not participate in any liquidating distributions, on page 26 that they waived their redemption rights with respect to the initial shares, and on page 114 that they waived their rights with respect to the initial shares. Please revise your disclosures throughout for consistency.

Response	The Company respectfully submits that our sponsor, officers and directors will (i) waive their redemption rights with respect to their initial shares, private shares and public shares in connection with the completion of our initial business combination; (ii) waive their redemption rights with respect to their initial shares, private shares and public shares in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (a) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we have not consummated an initial business combination within the completion window or (b) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; (iii) waive their rights to liquidating distributions from the trust account with respect to their initial shares and private shares if we fail to complete our initial business combination within the completion window, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame; and (iv) vote any initial shares and private shares held by them and any public shares purchased during or after this offering (including in open market and privately-negotiated transactions) in favor of our initial business combination. Such disclosures have been updated on the cover page and pages 8, 28, 34, 104, 123, 131, 132 and 133.

Potential Additional Financings, page 9

6.	We acknowledge your revised disclosures in response to prior comment 4, and note your statement that as you intend to target businesses with enterprise values that are greater than the net proceeds of this offering, you may be required to seek additional financing if the cash portion of the purchase price exceeds the amount available from the trust account. Please further revise to also discuss the dilution to your investors if in such cases you issue equity securities to purchase the target business

Response	The Company submits that the disclosure has been revised on page 9 and 109 to discuss that public shareholders may be significantly diluted if we issue additional equity securities.

Sponsor Information, page 9

7.	We acknowledge your revisions in response to prior comment 6. Please revise to clarify if Machiko Shimizu is the only person with a direct or indirect material interest in the sponsor, or alternatively, as previously stated, please disclose, as of the most recent practicable date, all persons who have direct or indirect material interests in the sponsor and describe the nature and amounts of those interests. See Item 1603(a)(7) of Regulation S-K

Response	The Company submits that Machiko Shimizu is the only person with direct or indirect material interest in the sponsor and has updated such disclosure on pages 9 and 110.

8.	We acknowledge your revisions to prior comment 8. As previously stated, please revise your disclosures, here and elsewhere as appropriate, to discuss the extent to which the conversion of the units into which the working capital loans may result in material dilution of the public holders’ equity interests. See Item 1602(b)(6) of Regulation S-K.

Response	The Company submits that they have updated the disclosure on pages 10 and 110 accordingly.

Shareholder approval of, or tender offer in connection with, initial business combination, page 20

9.	We note your revisions in response to prior comment 11. We also note your disclosure throughout the prospectus that your officers, directors, initial shareholders, or affiliates could make purchases of public units of ordinary shares in the open market or in private transactions in order to influence the vote for a business combination. Please reconcile these disclosures with the disclosures throughout the prospectus indicating that such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act and that such shares would not be voted in favor of approving the business combination transaction. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response	The Company has reconciled the disclosures on pages 8, 17, 23, 34, 46, 59, 100, 103, 121, 127, 131, and 132 that such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act and that such shares would not be voted in favor of approving the business combination transaction.

10.	We refer to your revised disclosures in response to prior comment 12. As previously stated, please also revise your disclosures to disclose the number of public shares that would be needed to vote in favor of the initial business combination if the minimum number of shares required for a quorum attended the meeting, and all insider shares were voted in favor of the transaction.

Response	The Company submit that the disclosure on pages 23, 59, 100 and 132 has been revised to indicate that if only the holders of one-third of our issued and outstanding ordinary shares, representing a quorum under our memorandum and articles of association vote their shares at a general meeting of the company, we will not need any public shares in addition to our initial shares to be voted in favor of an initial business combination in order to approve an initial business combination.

Conflicts of Interest, page 24

11.

We acknowledge your revised disclosures in response to prior comment 13. As previously stated, please revise to clearly disclose on the cover page the nominal price paid for the securities and the corresponding conflict of interest in determining whether to pursue a de-SPAC transaction, and that the initial shareholders have agreed to waive their redemption rights and liquidating rights in specified situations. In addition, as previously stated, please revise your summary disclosure to discuss conflicts of interests relating to reimbursements, cash payments, and other fees paid to your sponsor, officers, or directors or your or their affiliates for services rendered to you prior to the completion of the initial business combination. Please also reconcile your inconsistent disclosures regarding the amount payable per month for office space and services to your sponsor on the cover page and elsewhere in your prospectus.

Also revise to discuss the fiduciary duties your insiders owe to other organizations. For example, we note your disclosure in a footnote on page 103 that your insiders have duties to various organizations that take priority and preference over you

Response

The Company has revised the disclosure on the cover page to include the nominal price paid for the securities and the corresponding conflict. In addition, the disclosure has been revised to include that the initial shareholders have agreed to waive their redemption rights and liquidating rights in certain situations.

The Company submits that the disclosure starting on page 29 has been amended to discuss conflicts of interests relating to reimbursements, cash payments and other fees prior to the completion of the initial business combination.

The Company submits that the disclosure on page 124 has been revised to align with the cover page and elsewhere in the prospectus that $10,000 per month would be paid for office space and administrative services.

The Company has also revised the disclosure starting on page 27 to discuss the fiduciary duties our insiders owe to other organizations.

Risk Factors, page 32

12.	Please expand your risk factors to discuss the Holding Foreign Companies Accountable Act, and the effect of the Consolidated Appropriations Act, 2023, which decreases the number of consecutive “non-inspection years” from three years to two years, and thus, reduces the time before your securities may be prohibited from trading or delisted. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong

Response	The Company respectfully submits that this disclosure has been updated on pages 70 to 72 to discuss the Holding Foreign Companies Accountable Act, and the effect of the Consolidated Appropriations Act, 2023 and potential consequences to if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

13.	Given the Chinese government’s significant oversight and discretion over the conduct and operations of your directors’ and officers’ search for a target company, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business, on your search for a target, or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search and/or the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response	The Company has updated the disclosures starting on page 67 to discuss the risks relating to the Chinese government’s significant oversight and discretion over the conduct and operations of our directors’ and officers’ search for a target company, including material impact that intervention, influence, or control by the Chinese government has or may have on our business, on our search for a target, or on the value of our securities and the risk that the Chinese government may intervene or influence our operations at any time, which could result in a material change in our search and/or the value of our securities.

14.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your officers and directors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response	The Company respectfully submits that we do not believe that we are subject to the oversight by the Cyberspace Administration of China. However, the he Company has updated the disclosure on pages 13, 69 and 113 to include information regarding potential oversight by the Cyberspace Administration of China (CAC) over data security and the impact that such oversight could have on our officers and directors.

We may not be able to complete an initial business combination . . ., page 33

15.	We acknowledge your response to prior comment 17 that the managing member of your sponsor is controlled by a non-U.S. person. Please revise this risk factor to reflect this information.

Response	The Company has updated the risk factor on page 36 accordingly.

We may be unable to obtain additional financing, if required. . ., page 35

16.	We note your revised disclosures in response to prior comment 3, and your statement here that the net proceeds of the offering may be insufficient because of the obligation to convert into cash (or purchase in any tender offer) a significant number of shares from dissenting shareholders. Based on your revised disclosures, it appears that the right to redeem shares also will be available to shareholders who vote in favor of the initial business combination or abstain from voting. Accordingly, please revise this risk factor to clarify that such redemptions could also affect your available cash.

Response	The Company has updated the disclosure on page 38 accordingly.

Enforceability of Civil Liabilities, page 65

17.	Please revise the section on enforcement of civil liabilities to address the enforcement risks related to civil liabilities due to some of your officers and directors being located in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China or Hong Kong, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

Response	The Company has included relevant disclosures on enforcement risks related to civil liabilities due to some of the Company’s officers and directors being located in Hong Kong on pages 79, 115 and 139.

Dilution, page 70

18.	18. We note your response to comment 20 and your updated dilution disclosure. Please address the following:

●	We note that public shareholders will be entitled to redeem their public shares for a pro rata portion of the amount in the trust account, initially anticipated to be $10.00 per share. Please explain to us why the “amounts paid for redemptions,” as presented in the numerator for each redemption scenario of your NTBV detailed calculations table on page 72, are calculated at amounts representing less than $10.00 per share; and,

●	It appears that “Pro forma net tangible book value after this offering and the sale of the private units” for each redemption scenario, as presented in your table on page 71, is not consistent with the calculated NTBV per share for the respective redemption scenario from your detailed table on page 72. Please revise your dilution tables to reconcile these discrepancies

Response

The Company submits that amounts paid for redemptions represents the value of the Class A ordinary share subject to possible redemption, which consists of net proceeds allocated to the 5,000,000 Class A ordinary shares less the allocated transaction costs related to this offering using the relative fair value method, net off the fair value of rights included in the units sold in this offering. The deduction resulted in a redemption value of less than $10.00 per share.

In addition, the Company humbly submits that the various tables on the Cover Page and the section titled “Dilution” have been updated as of September 30, 2024 and the tables are consistent which each other currently in the section starting on page 84 and on the cover page.

Proposed Business, page 79

19.	Please revise to disclose in the introduction to your Proposed Business section that having a majority of your executive officers and/or directors with significant ties to Hong Kong may make you a less attractive partner to a non-China or Hong Kong based target company, which may therefore limit the pool of acquisition candidates.

Response	The Company has updated the disclosure on the cover page and pages 1 and 93 to include that having a majority of our officers and directors with significant ties to Hong Kong may make us a less attractive partner to a non-China or Hong Kong based target company, which may therefore limit the pool of acquisition candidates.

Management Directors and Executive Officers, page 97

20.	We note your response to prior comment 21. We also note your revised disclosure on page 97 that Zhiyang (Anna) Zhou has previously worked on the SPAC Chenghe Acquisition Co. Please revise as appropriate to include more fulsome details about this SPAC, including the ticker symbol, any SPAC liquidation, and information concerning any completed business combination, including the financing needed for the transaction and the level of redemptions. In addition, please revise your disclosure on page 103 regarding Chenghe Acquisition I Co. to discuss the results of the most recent extension meeting. See Item 1603(a)(3) of Regulation S-K.

Response	The Company has updated the disclosures on page 122 accordingly.

21.	We refer to your revised disclosures that your board is divided into three classes. Please revise your disclosures here to identify the class to which each director belongs.

Response	The Company has updated the relevant disclosures on page 117.

General

22.	Please address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights

Response	The Company has updated the disclosures on the cover page, pages 12, 67 and 112 to include that while we believe we are not subject to regulatory oversight in the PRC, the potential impact such laws or regulations may have on us.

Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel.

Very truly yours,

By:	/s/ Angshuman (Bubai) Ghosh
Name:	Angshuman (Bubai) Ghosh
Chief Executive Officer

cc: Shane Wu, Esq.